Please WITHHOLD support from directors Haley, Kilgore and Mather at Netflix Inc.’s (NASDAQ:NFLX) annual shareholder meeting on June 9, 2016.

Dear Netflix Shareholder:

We believe there is an urgent need for a robust refreshment of Netflix’s board:

•         The board continues to ignore its investors, with this the fifth year the board has steadfastly refused to implement majority-supported governance reforms; and

•         The board suffers from entrenched insularity that is more befitting of a tech start-up than a $40 billion global entertainment company.

Accordingly, we not only urge withhold votes against the nominees (Timothy Haley, Leslie Kilgore and Ann Mather) up for re-election, but demand the board begin a wide-ranging and robust recruitment process. Considering Netflix’s prodigious growth and increasingly international aspirations, this process should foster a greater breadth of corporate governance experience, as well as greater diversity of geography and ethnicity to the company’s all-white board.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 5.5 million members, to enhance long-term shareholder value through active ownership. These funds invest over $250 billion in the global capital markets and are substantial investors in Netflix.

The board continues to ignore its investors

Since 2011, the board has repeatedly repudiated the will of shareholders by failing to heed thirteen majority votes for shareholder proposals seeking to implement what we consider basic principles of good governance (see Table 1). Four of these proposals, including proxy access, are on this year’s ballot and are again being opposed by the board.

While we appreciate that boards can have legitimate worries that some governance reforms could leave the company vulnerable to potentially abusive takeover tactics, these concerns must be balanced against the overriding need to ensure the board remains accountable to its shareholders. In addition, most of the proposed reforms are well-known to investors and already in place at Netflix’s peers in the S&P 500.  Moreover, as Table 1 documents, these majority votes have involved overwhelming support.

Adding to our concern is the fact that accountability is in short supply; two board members, including nominee Kilgore, were last re-elected with less than 50 percent of the vote, while five other incumbents have suffered withhold votes in the 50-40% range in the past three years; however, all remain on the board.

Table 1: Majority-Supported Shareholder Proposals 2011 - Present

	Declassify Board	Majority Vote for Election	Submit Poison Pill for Approval	Independent Chairman	Eliminate Supermajority Provisions	Allow Shareholders to Call Special Mtgs	Proxy Access
2016	On ballot	On ballot			On ballot		On ballot
2015	79.8%				80.6%		71.0%
2014	82.3%	82.5%	80.4%
2013	89.0%	81.2%		73.4%	81.8%
2012	74.9%					53.4%
2011						72.7%

At this point, the persistent failure to act on these votes throws into question the board’s ability to represent shareholders. It is also exceedingly short-sighted, pragmatically speaking, on the part of the board. Without question Netflix’s performance over the past few years has been impressive, but this is precisely the time to build the loyalty and goodwill of long-term investors, not to erode it. Speed bumps, or missteps such as the heavily criticized 2011 plan to split the company’s DVD and streaming services, are almost inevitable no matter how successful the business.

The board suffers from insularity, a broken nomination process

The board’s indifference to the will of shareholder speaks to its insular composition. Despite the company’s expansion, the board remains essentially trapped within its tech-startup origins; it is dominated by Silicon-Valley and/or California-related directors, suffers from a litany of board interlocks, and fails to recruit widely enough. Critically, the two-person Nominating and Governance Committee exemplifies these compositional shortcomings.

Netflix is one of only eleven companies in the S&P500 where a key board committee has just two members, according to a recent Wall Street Journal study.1 The inherent risk of such a small committee—that it will lack perspective—is reinforced by having two of the company’s longest serving directors run the committee since it was established in 2004. Member Jay Hoag has sat on the board since 1999 and Richard Barton since 2002.

This risk is even more acute given Hoag and Barton’s long business history together in venture capital and tech start-ups. Besides being an early investor in Netflix, Hoag’s Silicon-Valley-based Technology Crossover Ventures provided early-stage funding to Zillow and Expedia, two companies founded by Barton. The men served together as directors on those company’s boards. Hoag and Barton also sit on the board of Avvo Inc. Hoag’s Technology Crossover and Benchmark Capital—a VC where Barton serves as a venture partner—have provided capital to that privately-held company.

Similar interconnections permeate the rest of the board. Kilgore and George Battle serve together on the LinkedIn Corp. board; Ann Mather and Anne Sweeney were both executives at The Walt Disney Co. at the same time; Brad Smith is the Chief Legal Officer at Microsoft, where Netflix founder and CEO Reed Hastings served as a director between 2007 and 2012; and Timothy Haley’s Redpoint Ventures, another Silicon-Valley venture fund and an early investor in Netflix, has provided funding to Arista Networks, where Mather serves as a director, and to Ask Jeeves, where Battle previously served as CEO. In fact, with the exception of Smith, board members share common ties to California, if not Silicon Valley, currently or having previously worked for companies based in the state.2 We also note that the last three directors appointed to the board, Kilgore (Netflix’s former CMO), Smith and Sweeney were all initially identified by executives.

While it is not uncommon for existing board members or management to recommend new nominees, Netflix’s board appears drawn almost entirely from local or personal networks. Such a level of insularity and regional bias suggests a recruitment process that is casting its net far too narrowly, especially considering Netflix’s rapid growth and expansion. The lack of racial and international diversity – particularly for an aspiring global media company – is striking. These compositional dynamics risk impairing the ability of directors to objectively assess the performance and ongoing contributions of fellow directors, as well as contribute to the broader risk of group think.

1 Lublin, J., “Two-Person Board Committees Exist at Some Big Firms,” Wall Street Journal, Jan. 27, 2016.

2 Haley, Hoag and Barton are associated with Silicon Valley-based Venture Capital firms – Redpoint Ventures, Technology Crossover, and Benchmark Capital, respectively; Kilgore is the former Chief Marketing Officer of Netflix, which is based in Silicon-Valley; Mather is a former CFO of Pixar, which is based in Emeryville, CA ,and a former executive of Disney, which is based in Burbank, CA; Sweeney is a current executive at Disney; Battle is a former CEO of Ask Jeeves, which was based in Emeryville, CA.

Robust refreshment vital to fostering appropriate balance of skills and diversity

The board is in urgent need of renewal. It needs to recruit new members, ones that can better equip the board to confront Netflix’s critical challenges going forward.

The most obvious challenge is corporate governance itself. It is no surprise, given Netflix’s hostile stance to basic principles of good governance, that the bulk of its independent directors’ outside board experience stems from companies that have significant insider ownership and/or dual class voting stock. It is critical that Netflix recruits independent directors with a better appreciation of the corporate governance practices at widely-held publicly-traded companies. This is particularly pressing because of the inherent challenges Netflix will face: the eventual need to transition away from a growth company to one that generates reliable cash flows and the need for the board to provide critical guidance to ensure a CEO-founder keeps his eye on long-term value creation.

Closely following this is the need to expand the board’s geographic diversity. While Mather and Sweeney both have some experience in international media from their respective positions at Disney, with 42% of Netflix’s subscriber base now overseas and aggressive overseas expansion planned  (in January, the company announced it was live in 130 countries), greater international presence on the board is required, in our opinion. While we recognize the logistical challenges of integrating directors located overseas, many other companies have been able to successfully bring on international directors.

Finally, we believe a robust recruitment process should work to foster greater racial diversity on the board. Although since 2010, the board’s recruitment policy has included language that it may consider race (as well as national origin) in identifying prospective candidates, the board’s composition remains all white. This marks the company as an outlier; according to ISS, 79% of S&P 500 companies had at least one non-Caucasian board member at the end of 2015. We, like many investors, believe that diversity in the boardroom leads to healthier debates, better decision making, and greater adaptability to change.

For more information please contact Michael Pryce-Jones at 202-721-6079 or michael.pryce-jones@changetowin.org.

Sincerely,

Dieter Waizenegger

Executive Director, CtW Investment Group

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.